UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of DECEMBER 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

Fiat Sells Entire Stake in General Motors

Fiat S.p.A. (“Fiat”) announced today that it has sold approximately 32.05 million shares of $1-2/3 Par Value common stock of General Motors Corporation (“GM”), representing Fiat’s entire stake in GM for a total consideration of approximately US$ 1.16 billion. The shares were sold to a leading investment bank who acquired them in the ordinary course of its capital market activities and not as a strategic investment.

Fiat and the investment bank have simultaneously entered into an equity swap with a notional amount equivalent to the full proceeds from the sale of the shares in order to hedge Fiat exposure under all of the outstanding 3.25% Guaranteed Exchangeable Notes due 2007 issued earlier this year by its subsidiary Fiat Finance Luxembourg Societe Anonyme.

These transactions were fully reviewed with GM prior to being executed and will have no impact on the industrial relationships or contractual arrangements between Fiat and GM. This transaction will allow Fiat to substantially improve the net financial position of the Group.

Turin, December 20, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 20, 2002

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney